Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation	Ownership

HC Shengyuan Limited	Hong Kong	100%

Wuhan Aoxin Tianli Enterprise Investment Management Co., Ltd..	PRC	100%

Wuhan Fengze Agricultural Science and Technology Development Co., Ltd.,	PRC	100%

Hubei Tianzhili Breeder Hog Co., Ltd.	PRC	100%

Hang-ao Servo-valve Manufacturing Technology Co., Ltd.	PRC	88%

Wuhan Optical Valley Orange Technology Co., Ltd.	PRC	95%